August 8, 2024

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

       Re: Haoxi Health Technology Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 31, 2024
           File No. 333-280174
Dear Zhen Fan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1, Filed July 31, 2024 Cover Page

1. We note your response to prior comment 1 and reissue. We acknowledge the amended disclosure removing "but not decrease" throughout the registration statement. However, it still appears that between close and the "Series B Exercise Date" there is no means for holders of the Series B warrants to exercise. As a result, please clarify why the total number of shares exercisable by the Series B warrants is an "increase" when there is no amount of shares other than the "increased" amount that could be exercised by Series B warrant holders. In addition, please tell us the purpose of the exercise price of $0.0001 set forth in Section 1(b) of the Form of Series B Warrant and please tell us the circumstances under which warrants could be validly exercised at that exercise price. August 8, 2024
Page 2

Prospectus Summary, page 1

2. We note your response to prior comment 2 and reissue in part. We acknowledge the inclusion of the new dilution risk factor and the updates made to the risk factor on page
       53. However, we note that you still disclose that this offering "could" or "may" result in substantial dilution, while the previous version of the risk factor on page 53 had no such condition. Please revise your disclosure to warn investors, if true, that dilution is likely or explain to us why such disclosure is not necessary.
General

3. We note your response to prior comment 3 and we reissue in part. We acknowledge the updated disclosure made to the registration statement; however, please tell us the purpose of the "Series B Exercise Date" mechanism, as its mechanics do not appear to have materially changed since the previous amendment. Namely, please explain why you have decided to employ a mechanism that relies on employing a "New Share Amount" formula for volume combined with using the 20% of Nasdaq Minimum Price to determine
       "Adjusted Price."
4. We note your response to prior comment 5 and reissue. We acknowledge your explanations with regards to the Series A warrants and the Series B warrants; however, please provide us with your analysis to tell us how these securities are compliant with
       Rule 415 governing an at-the-market offering. In your analysis, please explain how the price of the Series A warrants and the aggregate number of securities included will be fixed as of the effective date of the registration statement when the
Exhibit 4.3 definition
       of the "Adjusted Price" - triggered on the "Series B Exercise Date" - appears to lower the price to (i) the Nasdaq price on the closing date, or (ii) the average closing price for the five days immediately preceding the signing of the Underwriting Agreement. Assuming the offering will not close until after the effective date, it would appear that these closing date price-points cannot be known on the date of effectiveness. In addition, please provide us your analysis to explain how the Series B warrant aggregate number of securities and price will be fixed as of the effective date, when the provided formula to determine volume relies on knowing the performance of the pre-funded warrants on the date of closing, both in terms of the number of warrants exercised in full and the aggregate purchase price paid by investors at closing. As a result, it would appear that the volume, and thus price per share, would not be known at effectiveness.
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Joan Wu